September 11, 2019

Charles W., Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

       Re: BTCS Inc.
           Registration Statement on Form S-1
           Filed September 5, 2019
           File No. 333-233638

Dear Mr. W.:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 5, 2019

General

1. We note that you previously registered a resale offering by Cavalry Fund I, LP on Form S-
       1 that was declared effective on May 28, 2019 (file no. 333-231586). The prospectus supplement filed August 28, 2019 also appears to indicate that Cavalry Fund I, LP has completed the resale of all of the securities registered under this prior registration statement. Given the prior offering by Cavalry Fund I, LP and the amount being registered with the current registration statement, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please tell us the date on which Cavalry Fund I, LP and its affiliates completed the resale of all of the securities registered under the prior registration statement. Please revise your current
 Charles W., Allen
BTCS Inc.
September 11, 2019
Page 2
       registration statement to register no greater than one-third of the number of the company's outstanding shares held by non-affiliates. Please note that the one-third calculation may need to include shares registered for resale under the prior Form S-1 depending on the amount remaining on the prior Form S-1 and the date of the last sale under the prior Form
       S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

FirstName LastNameCharles W., Allen                         Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameBTCS Inc.
                                                            and Services
September 11, 2019 Page 2
cc:       Brian S. Bernstein, Esq.
FirstName LastName